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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Orchids Paper Products Co..

(Name of Issuer)

Common

(Title of Class of Securities)

68572N104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68572N104

1	NAMES OF REPORTING PERSONS Eubel Brady & Suttman Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,484
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,484
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,484
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.69%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA,CO

CUSIP No. 68572N104

1	NAMES OF REPORTING PERSONS Ronald L. Eubel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 365
	6	SHARED VOTING POWER 366,484
	7	SOLE DISPOSITIVE POWER 365
	8	SHARED DISPOSITIVE POWER 366,484
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,849
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.84%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 68572N104

1	NAMES OF REPORTING PERSONS Mark E. Brady
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 366,484
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 366,484
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,484
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 68572N104

1	NAMES OF REPORTING PERSONS Robert J. Suttman II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 90
	6	SHARED VOTING POWER 366,484
	7	SOLE DISPOSITIVE POWER 90
	8	SHARED DISPOSITIVE POWER 366,484
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,574
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 68572N104

1	NAMES OF REPORTING PERSONS William E. Hazel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 366,484
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 366,484
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,484
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.83%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 68572N104

1	NAMES OF REPORTING PERSONS Kenneth E. Leist
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,484
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,484
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,484
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.69%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 68572N104

1	NAMES OF REPORTING PERSONS Paul D. Crichton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,484
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,484
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,484
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.69%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 68572N104

1	NAMES OF REPORTING PERSONS Scott E. Lundy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 355,484
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 355,484
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 355,484
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.69%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G/A

Item 1(a)	Name of Issuer.

Orchids Paper Products Co.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

4826 Hunt Street

Pryor, OK 74361

Item 2(a)	Name of Person Filing.

Eubel Brady & Suttman Asset Management, Inc. (“EBS”)

Ronald L. Eubel*

Mark E. Brady*

Robert J. Suttman II*

William E. Hazel*

Kenneth E. Leist*

Paul D. Crichton*

Scott E. Lundy*

*These individuals may, as a result of their ownership in and positions with EBS and other affiliated entities, be deemed to be indirect beneficial owners of the equity securities held by EBS and one affiliated entity, EBS Partners, LP. The filing of this statement shall not be deemed an admission by Ronald L. Eubel, Mark E. Brady, Robert J. Suttman II, William E. Hazel, Kenneth E. Leist, Paul D. Crichton, or Scott E. Lundy that any of them beneficially own the securities for which they report shared dispositive power and shared voting power, regardless of whether they are acting in concert or acting severally.

Item 2(b)	Address of Principal Business Office.

7777 Washington Village Dr. Suite 210

Dayton, Ohio 45459

Item 2(c)	Place of Organization.

Eubel Brady & Suttman Asset Management, Inc.

        Delware Corporation

Ronald L. Eubel

Mark E. Brady

Robert J. Suttman II

William E. Hazel

Kenneth E. Leist

Paul D. Crichton

Scott E. Lundy

        United States Citizens

Item 2(d)	Title of Class of Securities.

Common Stock

Item 2(e)	CUSIP Number.

68572N104

Item 3	Reporting Person.

An investment advisor in accordance with Section 240.13d-1(b)(1)(ii)(E)

Item 4	Ownership.

(a) Amount beneficially owned

Eubel Brady & Suttman Asset Management, Inc., 355,484 shares. Messrs. Eubel, Brady, Suttman II, and Hazel may, as a result of their ownership in and positions with EBS and one affiliated entity, be deemed to be indirect beneficial owners of 366,484 shares held by EBS and one affiliated entity, EBS Partners L.P. Messrs. Leist, Crichton, and Lundy may, as a result of their ownership in and positions with EBS, be deemed to be indirect beneficial owners of 355,484 shares. Mr. Eubel is the beneficial owner of an additional 365 shares. Mr. Suttman II is the beneficial owner of an additional 90 shares.

(b) Percent of class

Eubel Brady & Suttman Asset Management, Inc., Messrs. Leist, Crichton, and Lundy 4.69%

Mr. Eubel 4.84%

Messrs. Brady, Suttman II, and Hazel 4.83%

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote

365 (Mr. Eubel)

90 (Mr. Suttman II)

(ii)	Shared power to vote or direct the vote

366,484 (Messrs. Eubel, Brady, Suttman, & Hazel)

355,484 (Messrs. Leist, Crichton, Lundy, and Eubel Brady & Suttman Asset Management, Inc.)

(iii)	Sole power to dispose or to direct the disposition of

365 (Mr. Eubel)

90 (Mr. Suttman II)

(iv)	Shared power to dispose or to direct the disposition of

366,484 (Messrs. Eubel, Brady, Suttman, & Hazel)

355,484 (Messrs. Leist, Crichton, Lundy, and Eubel Brady & Suttman Asset Management, Inc.)

Item 5	Ownership of Five Percent or Less of a Class.

(x)	Messrs. Eubel, Brady, Suttman II, Hazel, Leist, Crichton, Lundy, and Eubel Brady & Suttman Asset Management, Inc. have ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable

Item 8	Identification and Classification of Members of the Group.

Inapplicable

Item 9	Notice of Dissolution of Group.

Inapplicable

Item 10	Certification.

SIGNATURE

Certification for Rule 13d-1(b): By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 14, 2013

Eubel Brady & Suttman Asset Management, Inc.

By:	/s/ Ronald L Eubel
Name:	Ronald L. Eubel
Title:	Chief Investment Officer

By:	/s/ Ronald L Eubel
Name:	Ronald L. Eubel

By:	/s/ Mark E. Brady
Name:	Mark E. Brady

By:	/s/ Robert J. Suttman II
Name:	Robert J. Suttman II

By:	/s/ William E. Hazel
Name:	William E. Hazel

By:	/s/ Kenneth E. Leist
Name:	Kenneth E. Leist

By:	/s/ Paul D. Crichton
Name:	Paul D. Crichton

By:	/s/ Scott E. Lundy
Name:	Scott E. Lundy

*	Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Agreement

The undersigned agree that this Schedule 13G dated February 14, 2013 relating to the common stock of Orion Marine Group, Inc. shall be filed on behalf of the undersigned.

Eubel Brady & Suttman Asset Management, Inc.

By:	/s/ Ronald L Eubel
Name:	Ronald L. Eubel
Title:	Chief Investment Officer

By:	/s/ Ronald L Eubel
Name:	Ronald L. Eubel

By:	/s/ Mark E. Brady
Name:	Mark E. Brady

By:	/s/ Robert J. Suttman II
Name:	Robert J. Suttman II

By:	/s/ William E. Hazel
Name:	William E. Hazel

By:	/s/ Kenneth E. Leist
Name:	Kenneth E. Leist

By:	/s/ Paul D. Crichton
Name:	Paul D. Crichton

By:	/s/ Scott E. Lundy
Name:	Scott E. Lundy